04038482

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JUL 23 2004
THOMSON FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 19, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

113784 GSR 2004-9
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 19, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

113784 GSR 2004-9
Form SE

Goldman Sachs

$964,544,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Overview of the Offered Certificates

Certificates	Group	Product Type	Approximate Certificate Balance ($) (1)	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage (2)	Initial Pass-Through Rate (3)	Estimated Avg. Life (yrs) CPB(4)	Estimated Avg. Life (yrs) MAT(4)	Principal Payment Window CPB(4)	Principal Payment Window MAT(4)	Group Prepay
1A1(5)	1	6month IO	30,000,000	AAA/Aaa	3.50%	1 ML+0.35%	NA	4.31	08/04 - 04/14	08/04 - 05/34	20 CPR
1AX(5),(6)	1	6month IO	30,000,000	AAA/Aaa	3.50%	1.587%	3.90	4.31	08/04 - 04/14	08/04 - 05/34	20 CPR
1A2(5)	1	6month IO	41,690,000	AAA/Aaa	3.50%	3.053%	3.90	4.31	08/04 - 04/14	08/04 - 05/34	20 CPR
2AR	2	3/1 and 3/6	100	AAA/Aaa	3.50%	4.720%	0.07	0.07	08/04 - 08/04	08/04 - 08/04	25 CPB
2A1	2	3/1 and 3/6	233,973,900	AAA/Aaa	3.50%	4.720%	1.93	3.27	08/04 - 06/07	08/04 - 06/34	25 CPB
3A1	3	3/1 and 3/6	161,141,000	AAA/Aaa	3.50%	3.691%	2.05	4.07	08/04 - 05/07	08/04 - 06/34	20 CPB
4A1	4	5/1 and 5/6	91,326,000	AAA/Aaa	3.50%	4.073%	2.89	4.17	08/04 - 06/09	08/04 - 06/34	20 CPB
5A1	5	7/1	37,700,000	AAA/Aaa	3.50%	3.932%	0.50	0.50	08/04 - 07/05	08/04 - 07/05	20 CPB
5A2	5	7/1	16,039,000	AAA/Aaa	3.50%	3.932%	1.25	1.25	07/05 - 01/06	07/05 - 01/06	20 CPB
5A3	5	7/1	28,326,000	AAA/Aaa	3.50%	3.932%	2.00	2.00	01/06 - 02/07	01/06 - 02/07	20 CPB
5A4	5	7/1	20,485,000	AAA/Aaa	3.50%	3.932%	3.00	3.00	02/07 - 01/08	02/07 - 01/08	20 CPB
5A5	5	7/1	16,416,000	AAA/Aaa	3.50%	3.932%	4.00	4.00	01/08 - 02/09	01/08 - 02/09	20 CPB
5A6	5	7/1	12,400,000	AAA/Aaa	3.50%	3.932%	5.00	5.00	02/09 - 01/10	02/09 - 01/10	20 CPB
5A7	5	7/1	21,922,000	AAA/Aaa	3.50%	3.932%	6.32	6.63	01/10 - 05/11	01/10 - 07/12	20 CPB
5A8	5	7/1	27,051,000	AAA/Aaa	3.50%	3.932%	6.82	11.79	05/11 - 05/11	07/12 - 05/34	20 CPB
6A1	6	10/1	145,451,000	AAA/Aaa	3.50%	5.192%	3.85	4.22	08/04 - 06/14	08/04 - 06/34	20 CPB
7A1	7	Seasoned	53,424,000	AAA/Aaa	3.50%	5.943%	0.86	0.92	08/04 - 07/07	08/04 - 12/26	65 CPB
B1	all	All	17,485,000	AA	1.70%	4.344%	3.90	7.16	08/04 - 06/14	08/04 - 06/34	20 CPB
B2	all	All	6,800,000	A	1.00%	4.344%	3.90	7.16	08/04 - 06/14	08/04 - 06/34	20 CPB
B3	all	All	2,914,000	BBB	0.70%	4.344%	3.90	7.16	08/04 - 06/14	08/04 - 06/34	20 CPB

(1) The Certificate Sizes are based on scheduled July 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon rating agency analysis.
(3) For the Senior Certificates, except for the Class 1A1, and Class 1AX Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of the value of 1 month LIBOR + 0.35% and the net WAC of the Group 1 mortgage loans (which have a maximum net WAC of 11.618%). For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the certificate interest rate on the Class1A1 Certificates. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all eight mortgage loan groups, weighted on the basis of the related group subordinate amount.
(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or Maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
(5) The Class 1A1, Class 1AX and Class 1A2 Certificates will have an estimated average life of 3.9 years and, with the exception of the Class 1AX Certificate, will have a principal payment window of 08/04-04/14, calculated based on a prepayment speed of 20 CPR to the call date. The Class 1A1 Certificates will have a 0 day delay and will settle without accrued interest.
(6) The notional principal amount of the Class 1AX Certificates is the principal amount of the Class 1A1 Certificate. No principal will be distributed on the Class 1AX Certificate.

Goldman Sachs

$964,544,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Preliminary Collateral Description(1)

	Group 1 6 Month IOs	Group 2 3 Year High Coupon Hybrids	Group 3 3 Year Low Coupon Hybrids	Group 4 5 Year Hybrids	Group 5 7 Year Hybrids	Group 6 10 Year Hybrids	Group 7 Seasoned Hybrids	Total
Aggregate Principal Balance	$74,290,487	$242,460,275	$166,985,529	$94,638,916	$186,879,808	$150,726,646	$55,361,878	$971,343,539
Average Loan Balance	$355,457	$509,370	$530,113	$401,012	$530,909	$556,187	$453,786	$490,330
Number of Loans	209	476	315	236	352	271	122	1981
Weighted Average Months to Roll	4	35	34	58	81	119	32	56
Weighted Average Term to Maturity	358	358	358	358	357	359	324	356
Gross WAC	3.428%	4.993%	3.993%	4.334%	4.647%	5.444%	6.225%	4.711%
Weighted Average Expense Rate before reset	0.375%	0.273%	0.302%	0.261%	0.714%	0.252%	0.282%	0.367%
Weighted Average Expense Rate after reset	0.375%	0.273%	0.302%	0.270%	0.714%	0.377%	0.282%	0.387%
Net WAC	3.053%	4.720%	3.691%	4.073%	3.932%	5.192%	5.943%	4.344%
Initial Cap	0.000%	2.071%	2.042%	5.000%	5.000%	5.000%	3.665%	3.302%
Periodic Cap	0.000%	1.976%	1.965%	1.977%	2.000%	2.000%	2.000%	1.833%
Lifetime Cap	8.565%	5.901%	5.681%	5.091%	5.000%	5.000%	5.129%	5.631%
Gross WAC Range	2.750%-4.125%	4.375%-7.375%	2.875%-4.375%	2.625%-4.625%	2.625%-5.750%	4.250%-7.000%	3.875%-7.375%	2.625%-7.375%
Maximum Gross WAC	11.993%	10.959%	9.675%	9.425%	9.647%	10.444%	11.368%	10.359%
Six-Month LIBOR Indexed Percent	100%	2%	4%	2%	0%	0%	0%	9%
One-Year LIBOR Indexed Percent	0%	85%	64%	9%	91%	98%	58%	69%
One-Year CMT Indexed Percent	0%	13%	33%	89%	9%	2%	42%	22%
Weighted Average Margin	2.108%	2.353%	2.435%	2.714%	2.303%	2.275%	2.461%	2.368%
Weighted Average Margin - Post Reset	1.733%	2.080%	2.133%	2.444%	1.589%	1.899%	2.179%	1.981%
Weighted Average FICO	722	719	731	740	735	734	716	728
Weighted Average Original LTV	71.78%	74.73%	70.43%	74.57%	69.71%	68.03%	69.70%	71.45%
Interest Only Percent	100%	72%	46%	73%	56%	64%	0%	61%
Cash Out Refinance Percent	26%	17%	31%	3%	21%	16%	23%	20%
California Percent	38%	58%	49%	42%	56%	68%	35%	53%
Primary Residence Percent	96%	89%	97%	91%	95%	95%	89%	93%
Single Family and PUD Percent	92%	91%	91%	73%	92%	93%	83%	89%
Single Largest Zip Code Percent	3%	1%	2%	4%	3%	2%	2%	1%
Largest Individual Loan Balance	$1,885,000	$1,880,000	$1,380,000	$1,404,410	$1,600,000	$1,500,000	$967,101	$1,885,000

(1) As of a July 1, 2004 Cut-Off Date

(2) Consists of non-zero FICO values

(3) Column totals may not add up to 100% due to rounding

Goldman Sachs

$964,544,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Time Table

Cut-Off Date:	July 1, 2004
Settlement Date:	July 30, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	August 25, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $964,544,000 of which $937,345,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. Certificates with initial principal balance of $17,485,000 are expected to be rated AA, $6,800,000 are expected to be rated A and $2,914,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.
- The expected amount of credit support for each group of senior certificates will be approximately 3.50% (+/- 0.50%).
- All collateral consists of 6 month, 3/6, 3/1, 5/6, 5/1, 7/1,10/1 and seasoned hybrid adjustable rate first lien mortgage loans with 99.46% set to mature within 30 years of the date of origination, secured by one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 1AX, the Class 1A2, the Class 2A1, the Class 3A1, the Class 4A1, the Classes 5A1 through 5A8, the Class 6A1, and the Class 7A1 Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Percentage
August 2004 – July 2011	0%
August 2011 – July 2012	30%
August 2012 – July 2013	40%
August 2013 – July 2014	60%
August 2014 – July 2015	80%
August 2015 and after	100%

If before the Distribution Date in August 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-9

Depositor: GS Mortgage Securities Corp

Originators: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Servicers: Countrywide Home Loans Servicing LP, Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Master-Servicer: Chase Manhattan Mortgage Corporation

Securities Administrator: JP Morgan Chase Bank

Trustee: Wachovia Bank, National Association

Rating Agencies: Two of Fitch, S&P or Moody's

Type of Issuance: Public, except for the Class B4, Class B5 and Class B6 Certificates

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: With respect to ABN AMRO, Bank of America, Bank One, Washington Mutual and National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

Interest Accrual: On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date, with the exception of the Class 1A1 Certificates which will have an accrual period from the 25th day of the preceding calendar month and ending on the 24th day of the calendar month in which the applicable distribution date occurs.

Group 1 Mortgage Loans: The Group 1 first lien Mortgage Loans consist of 100% 6 Month LIBOR ARMs secured by one-to-four family residential properties. The Mortgage Loans adjust every 6 months. 100% of the Group 1 Mortgage Loans require only the payment of interest for the first 10 years after the origination date. The mortgage interest rates will be indexed to the 6 month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans do not have an Initial or Periodic Interest Rate Cap. The mortgage loans are subject to lifetime maximum mortgage interest rates, which are generally 8.565% over the initial mortgage interest rate on a weighted average basis.[2]

Group 2 Mortgage Loans: The Group 2 first lien Mortgage Loans consist of 2% 3/1 and 3/6 High Coupon Six-Month LIBOR Hybrid Arms, 85% 3/1 and 3/6 High Coupon One-Year LIBOR Hybrid Arms, and 13% 3/1 and 3/6 High Coupon One-Year CMT Hybrid ARMs, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and a variable interest rate thereafter.

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Month U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published *in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the* month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans (Cont'd): Approximately 72% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT, respectively, and will adjust to that index plus a spread (the "Gross Margin").[1] All the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.976% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.901% over the initial mortgage interest rate on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 4% 3/1 and 3/6 Low Coupon Six-Month LIBOR, 64% 3/1 and 3/6 Low Coupon One-Year LIBOR and 33% 3/1 and 3/6 Low Coupon One-Year CMT Hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and a variable interest rate thereafter. Approximately 46% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually and semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have a Periodic Interest Rate Cap of 2.042% for the first adjustment date and 1.965% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.679% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 4 Mortgage Loans: The Group 4 first lien Mortgage Loans consist of 2% 5/1 and 5/6 Six-Month LIBOR Hybrid Arms, 9% 5/1 and 5/6 One-Year LIBOR Hybrid ARMs, and 89% 5/1 and 5/6 LIBOR Hybrid Arms secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and a variable interest rate thereafter. Approximately 73% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.977% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.091% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 5 Mortgage Loans: The Group 5 first lien Mortgage Loans consist of 91% One-Year LIBOR Hybrid ARMs and 9% One-Year CMT Hybrid Arms secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and a variable interest rate thereafter. Approximately 56% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate.[2]

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Month U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. *The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in* The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month *which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.*

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 6 Mortgage Loans: The Group 6 first lien Mortgage Loans consist of 98% 10/1 One-Year LIBOR Hybrid ARMs and 2% 10/1 One-Year CMT Hybrid Arms secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and a variable interest rate thereafter. Approximately 64% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The *mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust* to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate.[2]

Group 7 Mortgage Loans: The Group 7 first lien Mortgage Loans consist of seasoned Hybrid Arm Loans, 58% of which are indexed to One-Year LIBOR and 42% to One-Year CMT, and all of which are secured by one-to-four family residential properties. The weighted average age of the Group 7 Mortgage Loans is 2.7 years. The Mortgage Loans have a weighted average fixed interest rate for 2.7 years after June 1, 2004 and a variable interest rate thereafter. None of the Group 7 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 7 Mortgage Loans have a Periodic Interest Rate Cap of 3.666% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.127% over the initial mortgage interest rate on a weighted average basis.[2]

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Month U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the next reset date will be equal to approximately 0.375%, 0.273%, 0.302%, 0.261%, 0.714%, 0.252% and 0.282% for Group 1, Group 2, Group 3, Group 4, Group 5, Group 6, and Group 7 Mortgage Loans respectively. 7.14% of the Group 4 Mortgage loans, and 100% of the Group 6 Mortgage Loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 2, Group 3, Group 5 and Group 7 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 3.50% (+/- 0.50%)

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$2,914,000	4.344%
B5	$2,428,000	4.344%
B6	$1,457,539	4.344%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

Stats
Count: 1,981
Current Balance: $971,343,539
Average Current Balance: $490,330
Gross Weighted Average Coupon: 4.712%
Net Weighted Average Coupon: 4.345%
Weighted Average Expense Rate: 0.367%
Weighted Average Expense Rate - after Reset: 0.387%
Original Term: 360
Remaining Term: 356
Age: 4
Original Loan-to-Value Ratio: 71.45%
Margin: 2.368%
Net Margin: 1.981%
Initial Periodic Cap: 3.575%
Subsequent Periodic Cap: 1.985%
Lifetime Cap: 5.631%
Maximum Interest Rate: 10.359%
Months to Next Roll: 56
FICO Score: 728
Max Zip Code Percentage: 0.937%

ARM Type	Count	Balance	Percent
10/1s	271	$150,726,645	15.5%
3/1s or 3/6s	791	409,445,804	42.2
5/1s or 5/6s	236	94,638,916	9.7
6MO	209	74,290,487	7.6
7/1s	352	186,879,808	19.2
SEA	122	55,361,878	5.7
Total:	1,981	$971,343,539	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$9,414	0.0%
$50,000.01 to $550,000.00	1,423	553,451,106	57.0
$550,000.01 to $1,050,000.00	525	373,489,926	38.5
$1,050,000.01 to $1,550,000.00	28	37,236,817	3.8
$1,550,000.01 to $2,050,000.00	4	7,156,276	0.7
Total:	1,981	$971,343,539	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.999%	22	$9,450,220	1.0%
3.000% to 3.499%	77	33,410,464	3.4
3.500% to 3.999%	262	106,134,035	10.9
4.000% to 4.499%	409	201,982,222	20.8
4.500% to 4.999%	600	303,518,419	31.2
5.000% to 5.499%	264	136,906,924	14.1
5.500% to 5.999%	199	108,519,354	11.2
6.000% to 6.499%	96	48,832,845	5.0
6.500% to 6.999%	45	19,601,406	2.0
7.000% to 7.499%	7	2,987,649	0.3
Total:	1,981	$971,343,539	100.0%

Age	Count	Balance	Percent
0 to 2	1,625	$803,805,401	82.8%
3 to 5	191	93,922,979	9.7
6 to 8	13	5,171,223	0.5
9 to 11	22	9,885,280	1.0
12 to 14	7	2,725,903	0.3
15 to 17	1	470,875	0.0
21 and up	122	55,361,878	5.7
Total:	1,981	$971,343,539	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	124	$68,768,233	7.1%
50.001% to 60.000%	145	80,473,143	8.3
60.001% to 70.000%	375	206,301,728	21.2
70.001% to 75.000%	279	143,002,841	14.7
75.001% to 80.000%	977	444,878,932	45.8
80.001% to 85.000%	10	3,958,389	0.4
85.001% to 90.000%	43	15,071,546	1.6
90.001% to 95.000%	28	8,888,726	0.9
Total:	1,981	$971,343,539	100.0%

FICO Score	Count	Balance	Percent
Missing	2	$676,172	0.1%
550 to 599	1	255,570	0.0
600 to 649	98	44,089,249	4.5
650 to 699	376	174,342,415	17.9
700 to 749	810	407,656,483	42.0
750 to 799	661	328,228,830	33.8
800 to 849	33	16,094,819	1.7
Total:	1,981	$971,343,539	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$255,570	0.0%
2001	81	36,952,642	3.8
2002	40	18,153,666	1.9
2003	34	15,236,516	1.6
2004	1,825	900,745,145	92.7
Total:	1,981	$971,343,539	100.0%

States	Count	Balance	Percent
AL	6	$2,705,457	0.3%
AR	1	380,624	0.0
AZ	62	23,956,224	2.5
CA	971	515,327,173	53.1
CO	69	28,711,617	3.0
CT	24	11,977,465	1.2
DC	12	5,421,065	0.6
DE	2	932,722	0.1
FL	94	43,443,594	4.5
GA	40	16,222,249	1.7
HI	3	2,282,343	0.2
IA	1	150,000	0.0
ID	4	1,459,003	0.2
IL	81	37,554,723	3.9
IN	8	3,066,702	0.3
KS	4	1,789,071	0.2
KY	11	2,446,770	0.3
LA	3	930,231	0.1
MA	51	24,031,107	2.5
MD	36	16,691,307	1.7
ME	1	499,502	0.1
MI	41	19,092,325	2.0
MN	21	8,949,671	0.9
MO	10	4,593,622	0.5
MT	3	1,781,314	0.2
NC	26	13,318,147	1.4
NE	2	537,932	0.1
NH	3	791,969	0.1
NJ	43	21,669,570	2.2
NM	4	2,541,159	0.3
NV	47	21,046,587	2.2
NY	40	22,633,075	2.3
OH	24	6,892,031	0.7
OK	4	1,791,328	0.2
OR	14	6,782,547	0.7
PA	17	9,333,139	1.0
RI	3	1,528,290	0.2
SC	16	7,022,169	0.7
TN	10	3,007,747	0.3
TX	20	10,756,994	1.1
UT	12	5,728,393	0.6
VA	74	30,176,719	3.1
VT	1	432,921	0.0
WA	51	25,382,562	2.6
WI	8	4,425,539	0.5
WY	3	1,148,837	0.1
Total:	1,981	$971,343,539	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	11	$9,099,861	0.9%
94550	11	6,120,522	0.6
92603	8	6,014,078	0.6
90272	8	5,914,503	0.6
92660	7	5,695,248	0.6
92024	9	5,475,675	0.6
92127	10	5,447,699	0.6
95120	8	4,971,853	0.5
94568	9	4,821,265	0.5
92679	6	4,663,583	0.5
Other	1,894	913,119,251	94.0
Total:	1,981	$971,343,539	100.0%

Index	Count	Balance	Percent
1 Year CMT	473	$212,214,277	21.8%
1 Year Libor	1,276	671,070,349	69.1
6 Months Libor	232	88,058,913	9.1
Total:	1,981	$971,343,539	100.0%

Margin	Count	Balance	Percent
1.001% to 1.500%	13	$6,621,846	0.7%
1.501% to 2.000%	47	21,493,384	2.2
2.001% to 2.500%	1,385	696,848,224	71.7
2.501% to 3.000%	527	242,401,107	25.0
3.001% to 3.500%	8	3,581,183	0.4
3.501% to 4.000%	1	397,795	0.0
Total:	1,981	$971,343,539	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	209	$74,290,487	7.6%
2.000%	799	409,766,735	42.2
3.000%	44	24,308,754	2.5
5.000%	929	462,977,562	47.7
Total:	1,981	$971,343,539	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	209	$74,290,487	7.6%
1.000%	23	13,768,426	1.4
2.000%	1,749	883,284,626	90.9
Total:	1,981	$971,343,539	100.0%

Lifetime Cap	Count	Balance	Percent
4.001% to 5.000%	1,101	$549,205,050	56.5%
5.001% to 6.000%	673	348,333,501	35.9
6.001% to 7.000%	1	193,600	0.0
7.001% to 8.000%	1	1,443,700	0.1
8.001% to 9.000%	188	64,043,891	6.6
9.001% to 10.000%	16	7,799,797	0.8
11.001% to 12.000%	1	324,000	0.0
Total:	1,981	$971,343,539	100.0%

Max Rate	Count	Balance	Percent
7.000% to 7.999%	4	$699,772	0.1%
8.000% to 8.999%	88	42,789,768	4.4
9.000% to 9.999%	668	327,942,754	33.8
10.000% to 10.999%	643	339,625,411	35.0
11.000% to 11.999%	342	172,018,755	17.7
12.000% to 12.999%	231	86,121,620	8.9
13.000% to 13.999%	4	1,821,458	0.2
15.000% to 15.999%	1	324,000	0.0
Total:	1,981	$971,343,539	100.0%

Months to Roll	Count	Balance	Percent
1 to 6	224	$80,971,156	8.3%
7 to 36	872	446,394,480	46.0
37 to 60	258	104,313,705	10.7
61 to 84	352	186,879,808	19.2
85 to 120	275	152,784,389	15.7
Total:	1,981	$971,343,539	100.0%

Delinquency	Count	Balance	Percent
Current	1,859	$915,981,661	94.3%
Unknown	122	55,361,878	5.7
Total:	1,981	$971,343,539	100.0%

Balance	Count	Balance	Percent
Conforming	243	$52,317,895	5.4%
Non - Conforming	1,738	919,025,644	94.6
Total:	1,981	$971,343,539	100.0%

Property Type	Count	Balance	Percent
Single Family	1,264	$619,448,959	63.8%
Planned Unit Development	475	248,616,548	25.6
Condominium	227	93,516,607	9.6
Two-to-Four Family	15	9,761,426	1.0
Total:	1,981	$971,343,539	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	1,839	$906,961,973	93.4%
Second Home	114	50,903,924	5.2
Investment	28	13,477,641	1.4
Total:	1,981	$971,343,539	100.0%

Purpose	Count	Balance	Percent
Purchase	1,081	$534,283,220	55.0%
RateTerm Refinance	517	244,305,193	25.2
CashOut Refinance	383	192,755,126	19.8
Total:	1,981	$971,343,539	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	332	$154,306,858	15.9%
Full Documentation	848	410,141,346	42.2
Full/Alter Doc	121	60,355,926	6.2
Income Verification	59	28,113,821	2.9
Missing	78	36,362,218	3.7
No Documentation	521	270,052,042	27.8
Stated Income VOA	22	12,011,327	1.2
Total:	1,981	$971,343,539	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	1,977	$969,558,789	99.8%
Y	4	1,784,750	0.2
Total:	1,981	$971,343,539	100.0%

Interest Only	Count	Balance	Percent
Y	1,221	$593,914,111	61.1%
N	760	377,429,428	38.9
Total:	1,981	$971,343,539	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	1,900	$943,424,878	97.1%
OLTV > 80 and Insured	73	25,003,406	2.6
OLTV > 80 and Uninsured	8	2,915,255	0.3
Total:	1,981	$971,343,539	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,253	$632,421,568	65.1%
National City Mortgage	143	72,367,252	7.5
ABN	13	6,648,041	0.7
Bank of America	73	32,027,970	3.3
IndyMac	61	32,894,113	3.4
Wells Fargo	235	92,660,751	9.5
Washington Mutual	168	85,893,547	8.8
Bank One	35	16,430,297	1.7
Total:	1,981	$971,343,539	100.0%

Stats
Count: 209
Current Balance: $74,290,487
Average Current Balance: $355,457
Gross Weighted Average Coupon: 3.428%
Net Weighted Average Coupon: 3.053%
Weighted Average Expense Rate: 0.375%
Weighted Average Expense Rate - after Reset: 0.375%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 71.79%
Margin: 2.108%
Net Margin: 1.733%
Initial Periodic Cap: 0.000%
Subsequent Periodic Cap: 0.000%
Lifetime Cap: 8.565%
Maximum Interest Rate: 11.993%
Months to Next Roll: 4
FICO Score: 722
Max Zip Code Percentage: 2.537%

ARM Type	Count	Balance	Percent
6MO	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	75	$10,854,633	14.6%
$200,000.01 to $350,000.00	64	17,173,163	23.1
$350,000.01 to $500,000.00	36	15,309,301	20.6
$500,000.01 to $650,000.00	15	8,916,802	12.0
$650,000.01 to $800,000.00	1	765,500	1.0
$800,000.01 to $950,000.00	6	5,260,274	7.1
$950,000.01 to $1,100,000.00	4	4,033,518	5.4
$1,100,000.01 to $1,250,000.00	1	1,106,313	1.5
$1,250,000.01 to $1,400,000.00	1	1,365,000	1.8
$1,400,000.01 to $1,550,000.00	4	5,875,450	7.9
$1,700,000.01 to $1,850,000.00	1	1,791,276	2.4
$1,850,000.01 to $2,000,000.00	1	1,885,000	2.5
Total:	209	$74,336,231	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	16	$7,805,926	10.5%
3.000% to 3.249%	14	6,248,538	8.4
3.250% to 3.499%	49	19,912,000	26.8
3.500% to 3.749%	78	24,967,348	33.6
3.750% to 3.999%	51	13,958,720	18.8
4.000% to 4.249%	1	1,443,700	1.9
Total:	209	$74,336,231	100.0%

Age	Count	Balance	Percent
0 to 2	198	$71,941,937	96.8%
3 to 5	9	2,057,918	2.8
6 to 8	2	336,376	0.5
Total:	209	$74,336,231	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$5,212,629	7.0%
50.001% to 60.000%	11	3,060,572	4.1
60.001% to 70.000%	31	19,059,926	25.6
70.001% to 75.000%	40	17,077,933	23.0
75.001% to 80.000%	97	25,987,067	35.0
80.001% to 85.000%	1	402,000	0.5
85.001% to 90.000%	9	1,536,301	2.1
90.001% to 95.000%	9	1,999,802	2.7
Total:	209	$74,336,231	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$5,212,629	7.0%
50.001% to 60.000%	12	3,235,453	4.4
60.001% to 70.000%	31	19,059,926	25.6
70.001% to 75.000%	39	16,903,053	22.7
75.001% to 80.000%	97	25,987,067	35.0
80.001% to 85.000%	1	402,000	0.5
85.001% to 90.000%	9	1,536,301	2.1
90.001% to 95.000%	9	1,999,802	2.7
Total:	209	$74,336,231	100.0%

FICO Score	Count	Balance	Percent
600 to 649	11	$4,522,920	6.1%
650 to 699	55	17,645,289	23.7
700 to 749	69	28,072,289	37.8
750 to 799	71	23,306,768	31.4
800 to 849	3	788,965	1.1
Total:	209	$74,336,231	100.0%

First Payment Year	Count	Balance	Percent
2004	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

States	Count	Balance	Percent
AL	1	$174,880	0.2%
AZ	23	6,243,217	8.4
CA	45	28,052,084	37.7
CO	26	6,353,002	8.5
FL	10	2,980,517	4.0
GA	9	2,767,185	3.7
ID	3	1,059,492	1.4
IL	7	2,465,805	3.3
IN	3	648,572	0.9
KS	1	302,000	0.4
KY	9	1,637,711	2.2
LA	1	100,800	0.1
MA	4	1,156,700	1.6
MD	4	2,665,500	3.6
MI	10	1,919,248	2.6
MN	4	864,400	1.2
NH	2	443,955	0.6
NJ	4	2,524,746	3.4
NV	6	2,022,415	2.7
NY	1	402,000	0.5
OH	9	1,860,290	2.5
PA	2	1,066,400	1.4
SC	1	123,000	0.2
TN	8	1,308,934	1.8
TX	1	400,000	0.5
UT	5	1,716,328	2.3
VA	6	1,850,591	2.5
WA	2	695,500	0.9
WI	1	162,958	0.2
WY	1	368,000	0.5
Total:	209	$74,336,231	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	1	$1,885,000	2.5%
92677	1	1,791,276	2.4
92679	1	1,500,000	2.0
95120	1	1,470,000	2.0
07670	1	1,461,750	2.0
92651	1	1,443,700	1.9
20854	1	1,365,000	1.8
85262	3	1,335,990	1.8
92625	1	1,106,313	1.5
84010	1	1,058,519	1.4
Other	197	59,918,684	80.6
Total:	209	$74,336,231	100.0%

Index	Count	Balance	Percent
6 Months Libor	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Margin	Count	Balance	Percent
1.500%	13	$6,629,277	8.9%
1.625%	6	1,664,337	2.2
1.750%	4	1,721,120	2.3
1.875%	15	9,863,480	13.3
2.000%	22	8,246,564	11.1
2.125%	40	13,181,386	17.7
2.250%	50	14,004,276	18.8
2.375%	29	8,096,038	10.9
2.500%	30	10,929,753	14.7
Total:	209	$74,336,231	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	2	$485,500	0.7%
6.375%	1	193,600	0.3
7.875%	1	1,443,700	1.9
8.125%	21	6,469,911	8.7
8.250%	29	7,295,209	9.8
8.375%	25	8,569,044	11.5
8.500%	52	16,280,803	21.9
8.625%	23	7,586,773	10.2
8.750%	24	11,633,227	15.6
8.875%	11	5,608,678	7.5
9.000%	3	639,860	0.9
9.125%	10	4,682,313	6.3
9.250%	6	3,123,613	4.2
12.000%	1	324,000	0.4
Total:	209	$74,336,231	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	1	$368,000	0.5%
9.500% to 9.999%	1	117,500	0.2
10.000% to 10.499%	1	193,600	0.3
12.000% to 12.499%	205	73,333,131	98.7
15.000% to 15.499%	1	324,000	0.4
Total:	209	$74,336,231	100.0%

Months to Roll	Count	Balance	Percent
1 to 6	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Delinquency	Count	Balance	Percent
Current	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Balance	Count	Balance	Percent
Conforming	138	$27,692,796	37.3%
Non - Conforming	71	46,643,435	62.7
Total:	209	$74,336,231	100.0%

Property Type	Count	Balance	Percent
Single Family	128	$43,332,602	58.3%
Planned Unit Development	62	24,953,475	33.6
Condominium	18	4,560,710	6.1
Two-to-Four Family	1	1,443,700	1.9
Total:	209	$74,290,487	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	199	$71,420,167	96.1%
Second Home	10	2,870,320	3.9
Total:	209	$74,290,487	100.0%

Purpose	Count	Balance	Percent
Purchase	72	$28,224,953	38.0%
RateTerm Refinance	92	26,502,896	35.7
CashOut Refinance	45	19,562,638	26.3
Total:	209	$74,290,487	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	40	$13,152,365	17.7%
Full Documentation	169	61,183,867	82.3
Total:	209	$74,336,231	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Interest Only	Count	Balance	Percent
Y	209	$74,290,487	100.0%
Total:	209	$74,290,487	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	190	$70,354,854	94.7%
OLTV > 80 and Insured	19	3,935,634	5.3
Total:	209	$74,290,487	100.0%

Servicer	Count	Balance	Percent
Countrywide	209	$74,336,231	100.0%
Total:	209	$74,336,231	100.0%

Stats
Count: 476
Current Balance: $242,460,275
Average Current Balance: $509,370
Gross Weighted Average Coupon: 4.993%
Net Weighted Average Coupon: 4.720%
Weighted Average Expense Rate: 0.273%
Weighted Average Expense Rate - after Reset: 0.273%
Original Term: 359
Remaining Term: 358
Age: 1
Original Loan-to-Value Ratio: 74.73%
Margin: 2.353%
Net Margin: 2.080%
Initial Periodic Cap: 2.071%
Subsequent Periodic Cap: 1.976%
Lifetime Cap: 5.901%
Maximum Interest Rate: 10.959%
Months to Next Roll: 35
FICO Score: 719
Max Zip Code Percentage: 1.171%

ARM Type	Count	Balance	Percent
3/1s or 3/6s	476	$242,279,017	100.0%
Total:	476	$242,279,017	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	37	$12,650,847	5.2%
$350,000.01 to $500,000.00	255	106,875,083	44.1
$500,000.01 to $650,000.00	127	73,670,238	30.4
$650,000.01 to $800,000.00	26	18,754,859	7.7
$800,000.01 to $950,000.00	20	17,449,177	7.2
$950,000.01 to $1,100,000.00	7	6,919,645	2.9
$1,100,000.01 to $1,250,000.00	1	1,250,000	0.5
$1,250,000.01 to $1,400,000.00	1	1,384,836	0.6
$1,400,000.01 to $1,550,000.00	1	1,446,295	0.6
$1,850,000.01 to $2,000,000.00	1	1,878,037	0.8
Total:	476	$242,279,017	100.0%

Current Rate	Count	Balance	Percent
4.250% to 4.499%	34	$17,700,866	7.3%
4.500% to 4.749%	110	55,983,470	23.1
4.750% to 4.999%	136	67,395,576	27.8
5.000% to 5.249%	54	27,555,620	11.4
5.250% to 5.499%	42	20,242,384	8.4
5.500% to 5.749%	44	23,979,117	9.9
5.750% to 5.999%	44	23,078,889	9.5
6.000% to 6.249%	6	3,676,508	1.5
6.250% to 6.499%	1	513,924	0.2
6.500% to 6.749%	2	1,053,047	0.4
6.750% to 6.999%	1	369,681	0.2
7.250% to 7.499%	2	729,937	0.3
Total:	476	$242,279,017	100.0%

Age	Count	Balance	Percent
0 to 2	456	$232,815,713	96.1%
3 to 5	15	7,349,170	3.0
6 to 8	4	1,656,955	0.7
9 to 11	1	457,179	0.2
Total:	476	$242,279,017	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$7,657,419	3.2%
50.001% to 60.000%	15	8,381,230	3.5
60.001% to 70.000%	91	48,410,477	20.0
70.001% to 75.000%	78	40,022,266	16.5
75.001% to 80.000%	254	126,947,724	52.4
80.001% to 85.000%	2	852,274	0.4
85.001% to 90.000%	15	6,048,120	2.5
90.001% to 95.000%	10	3,959,507	1.6
Total:	476	$242,279,017	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$7,657,419	3.2%
50.001% to 60.000%	16	8,872,387	3.7
60.001% to 70.000%	90	47,919,320	19.8
70.001% to 75.000%	78	40,022,266	16.5
75.001% to 80.000%	254	126,947,724	52.4
80.001% to 85.000%	2	852,274	0.4
85.001% to 90.000%	15	6,048,120	2.5
90.001% to 95.000%	10	3,959,507	1.6
Total:	476	$242,279,017	100.0%

FICO Score	Count	Balance	Percent
600 to 649	36	$17,081,341	7.1%
650 to 699	95	48,913,010	20.2
700 to 749	237	119,053,349	49.1
750 to 799	101	53,479,002	22.1
800 to 849	7	3,752,315	1.5
Total:	476	$242,279,017	100.0%

First Payment Year	Count	Balance	Percent
2003	2	$922,273	0.4%
2004	474	241,356,744	99.6
Total:	476	$242,279,017	100.0%

States	Count	Balance	Percent
AL	1	$355,858	0.1%
AZ	9	4,221,346	1.7
CA	270	139,779,024	57.7
CO	12	6,140,410	2.5
CT	6	3,140,511	1.3
DC	1	599,262	0.2
FL	26	13,435,324	5.5
GA	7	4,113,252	1.7
HI	1	878,967	0.4
IL	12	5,706,761	2.4
IN	1	424,311	0.2
KS	2	857,480	0.4
MA	12	5,669,962	2.3
MD	5	2,543,828	1.0
MI	5	2,903,914	1.2
MN	4	1,979,957	0.8
MO	1	547,055	0.2
MT	1	500,000	0.2
NC	7	3,766,944	1.6
NJ	12	6,036,856	2.5
NV	26	11,831,675	4.9
NY	9	3,858,262	1.6
OH	2	941,072	0.4
OK	2	886,472	0.4
OR	5	2,840,234	1.2
PA	1	423,467	0.2
RI	1	379,186	0.2
SC	2	1,157,313	0.5
TX	3	1,704,381	0.7
UT	1	399,582	0.2
VA	15	6,912,535	2.9
WA	12	6,079,269	2.5
WI	2	1,264,548	0.5
Total:	476	$242,279,017	100.0%

Top 10 Zipcodes	Count	Balance	Percent
89052	7	$2,837,331	1.2%
95121	4	2,133,292	0.9
30327	2	2,071,577	0.9
89129	5	2,058,234	0.8
32550	4	2,045,907	0.8
98110	3	1,983,783	0.8
94123	1	1,878,037	0.8
91915	4	1,861,892	0.8
92660	3	1,835,133	0.8
92651	2	1,757,887	0.7
Other	441	221,815,945	91.6
Total:	476	$242,279,017	100.0%

Index	Count	Balance	Percent
1 Year CMT	62	$30,459,601	12.6%
1 Year Libor	404	206,119,789	85.1
6 Months Libor	10	5,699,628	2.4
Total:	476	$242,279,017	100.0%

Margin	Count	Balance	Percent
2.250%	382	$195,169,142	80.6%
2.750%	86	43,537,158	18.0
3.000%	1	392,693	0.2
3.125%	3	1,643,740	0.7
3.250%	3	1,195,683	0.5
3.375%	1	340,601	0.1
Total:	476	$242,279,017	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	443	$225,001,149	92.9%
3.000%	33	17,277,868	7.1
Total:	476	$242,279,017	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	10	$5,699,628	2.4%
2.000%	466	236,579,390	97.6
Total:	476	$242,279,017	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	48	$24,009,482	9.9%
6.000%	428	218,269,535	90.1
Total:	476	$242,279,017	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	10	$5,600,363	2.3%
9.500% to 9.999%	31	15,488,368	6.4
10.000% to 10.499%	18	8,337,894	3.4
10.500% to 10.999%	189	96,006,413	39.6
11.000% to 11.499%	106	53,410,798	22.0
11.500% to 11.999%	108	56,206,587	23.2
12.000% to 12.499%	7	4,190,431	1.7
12.500% to 12.999%	5	2,308,229	1.0
13.000% to 13.499%	2	729,937	0.3
Total:	476	$242,279,017	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	476	$242,279,017	100.0%
Total:	476	$242,279,017	100.0%

Delinquency	Count	Balance	Percent
Current	476	$242,279,017	100.0%
Total:	476	$242,279,017	100.0%

Balance	Count	Balance	Percent
Non - Conforming	476	$242,279,017	100.0%
Total:	476	$242,279,017	100.0%

Property Type	Count	Balance	Percent
Single Family	293	$152,753,527	63.0%
Planned Unit Development	135	66,757,428	27.5
Condominium	41	18,168,790	7.5
Two-to-Four Family	7	4,780,530	2.0
Total:	476	$242,460,275	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	422	$216,350,627	89.2%
Second Home	34	16,581,708	6.8
Investment	20	9,527,939	3.9
Total:	476	$242,460,274	100.0%

Purpose	Count	Balance	Percent
Purchase	313	$161,676,100	66.7%
CashOut Refinance	85	41,601,539	17.2
RateTerm Refinance	78	39,182,636	16.2
Total:	476	$242,460,275	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	51	$26,971,493	11.1%
Full Documentation	188	98,287,463	40.6
Full/Alter Doc	39	17,912,030	7.4
Income Verification	13	6,540,034	2.7
No Documentation	170	84,343,537	34.8
Stated Income VOA	15	8,224,459	3.4
Total:	476	$242,279,017	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	473	$240,848,048	99.4%
Y	3	1,430,969	0.6
Total:	476	$242,279,017	100.0%

Interest Only	Count	Balance	Percent
Y	337	$173,753,662	71.7%
N	139	68,706,613	28.3
Total:	476	$242,460,275	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	449	$231,593,948	95.5%
OLTV > 80 and Insured	27	10,866,327	4.5
Total:	476	$242,460,275	100.0%

Servicer	Count	Balance	Percent
Countrywide	341	$174,855,177	72.2%
National City Mortgage	54	26,136,489	10.8
IndyMac	33	17,277,868	7.1
Washington Mutual	48	24,009,482	9.9
Total:	476	$242,279,017	100.0%

Stats
Count: 315
Current Balance: $166,985,529
Average Current Balance: $530,113
Gross Weighted Average Coupon: 3.993%
Net Weighted Average Coupon: 3.691%
Weighted Average Expense Rate: 0.302%
Weighted Average Expense Rate - after Reset: 0.302%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 70.43%
Margin: 2.435%
Net Margin: 2.133%
Initial Periodic Cap: 2.042%
Subsequent Periodic Cap: 1.965%
Lifetime Cap: 5.681%
Maximum Interest Rate: 9.675%
Months to Next Roll: 34
FICO Score: 731
Max Zip Code Percentage: 1.889%

ARM Type	Count	Balance	Percent
3/1s or 3/6s	315	$167,164,499	100.0%
Total:	315	$167,164,499	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	21	$7,189,314	4.3%
$350,000.01 to $500,000.00	166	69,933,046	41.8
$500,000.01 to $650,000.00	74	42,816,498	25.6
$650,000.01 to $800,000.00	22	16,501,773	9.9
$800,000.01 to $950,000.00	14	12,099,944	7.2
$950,000.01 to $1,100,000.00	16	15,881,115	9.5
$1,250,000.01 to $1,400,000.00	2	2,742,809	1.6
Total:	315	$167,164,499	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	2	$950,651	0.6%
3.000% to 3.249%	4	1,774,142	1.1
3.250% to 3.499%	7	4,449,067	2.7
3.500% to 3.749%	33	17,023,507	10.2
3.750% to 3.999%	67	35,859,959	21.5
4.000% to 4.249%	95	50,288,832	30.1
4.250% to 4.499%	107	56,818,340	34.0
Total:	315	$167,164,499	100.0%

Age	Count	Balance	Percent
0 to 2	273	$145,861,023	87.3%
3 to 5	39	19,907,139	11.9
6 to 8	2	925,346	0.6
15 to 17	1	470,990	0.3
Total:	315	$167,164,499	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	17	$9,859,556	5.9%
50.001% to 60.000%	35	20,519,044	12.3
60.001% to 70.000%	65	38,710,299	23.2
70.001% to 75.000%	58	29,376,142	17.6
75.001% to 80.000%	126	63,082,950	37.7
80.001% to 85.000%	3	1,257,119	0.8
85.001% to 90.000%	8	3,222,363	1.9
90.001% to 95.000%	3	1,137,026	0.7
Total:	315	$167,164,499	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	17	$9,859,556	5.9%
50.001% to 60.000%	35	20,519,044	12.3
60.001% to 70.000%	66	39,104,672	23.4
70.001% to 75.000%	57	28,981,768	17.3
75.001% to 80.000%	126	63,082,950	37.7
80.001% to 85.000%	3	1,257,119	0.8
85.001% to 90.000%	8	3,222,363	1.9
90.001% to 95.000%	3	1,137,026	0.7
Total:	315	$167,164,499	100.0%

FICO Score	Count	Balance	Percent
600 to 649	17	$7,374,903	4.4%
650 to 699	56	27,324,347	16.3
700 to 749	125	71,067,059	42.5
750 to 799	113	58,888,547	35.2
800 to 849	4	2,509,643	1.5
Total:	315	$167,164,499	100.0%

First Payment Year	Count	Balance	Percent
2003	2	$950,209	0.6%
2004	313	166,214,289	99.4
Total:	315	$167,164,499	100.0%

States	Count	Balance	Percent
AL	2	$1,038,318	0.6%
AZ	11	6,228,233	3.7
CA	150	81,626,632	48.8
CO	10	4,920,575	2.9
CT	4	1,995,626	1.2
DC	2	1,379,000	0.8
FL	14	7,441,589	4.5
GA	8	3,711,541	2.2
IL	27	12,665,257	7.6
IN	3	1,541,857	0.9
MA	6	3,961,021	2.4
MD	8	3,711,241	2.2
MI	14	7,502,281	4.5
MO	2	917,142	0.5
MT	1	647,078	0.4
NC	4	2,547,651	1.5
NH	1	348,015	0.2
NJ	4	1,733,921	1.0
NM	1	558,347	0.3
NV	3	1,448,204	0.9
NY	3	1,882,377	1.1
OH	3	1,321,048	0.8
OR	3	1,578,173	0.9
PA	1	773,760	0.5
RI	1	649,104	0.4
SC	1	390,262	0.2
TX	3	1,427,456	0.9
UT	3	2,208,285	1.3
VA	8	3,704,790	2.2
VT	1	433,000	0.3
WA	11	5,752,712	3.4
WI	2	1,120,000	0.7
Total:	315	$167,164,499	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94024	4	$3,153,160	1.9%
95120	4	1,890,024	1.1
95070	3	2,101,914	1.3
94568	3	1,836,394	1.1
32550	3	1,685,607	1.0
60610	3	1,602,039	1.0
85268	2	1,521,969	0.9
95135	3	1,398,718	0.8
90402	1	1,378,099	0.8
94920	1	1,364,711	0.8
Other	288	149,231,863	89.3
Total:	315	$167,164,499	100.0%

Index	Count	Balance	Percent
1 Year CMT	104	$54,541,757	32.6%
1 Year Libor	202	106,748,693	63.9
6 Months Libor	9	5,874,049	3.5
Total:	315	$167,164,499	100.0%

Page 19 of 28

Margin	Count	Balance	Percent
2.250%	201	$105,750,120	63.3%
2.750%	113	61,014,536	36.5
3.125%	1	399,843	0.2
Total:	315	$167,164,499	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	304	$160,152,691	95.8%
3.000%	11	7,011,807	4.2
Total:	315	$167,164,499	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	9	$5,874,049	3.5%
2.000%	306	161,290,450	96.5
Total:	315	$167,164,499	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	105	$53,322,405	31.9%
6.000%	210	113,842,093	68.1
Total:	315	$167,164,499	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	5	$3,036,635	1.8%
8.500% to 8.999%	47	24,362,986	14.6
9.000% to 9.499%	78	38,997,195	23.3
9.500% to 9.999%	38	20,017,482	12.0
10.000% to 10.499%	131	71,765,590	42.9
10.500% to 10.999%	13	6,485,970	3.9
11.500% to 11.999%	2	1,854,141	1.1
13.000% to 13.499%	1	644,500	0.4
Total:	315	$167,164,499	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	315	$167,164,499	100.0%
Total:	315	$167,164,499	100.0%

Delinquency	Count	Balance	Percent
Current	315	$167,164,499	100.0%
Total:	315	$167,164,499	100.0%

Balance	Count	Balance	Percent
Non - Conforming	315	$167,164,499	100.0%
Total:	315	$167,164,499	100.0%

Property Type	Count	Balance	Percent
Single Family	222	$118,021,566	70.7%
Planned Unit Development	63	34,619,483	20.7
Condominium	29	13,850,979	8.3
Two-to-Four Family	1	493,501	0.3
Total:	315	$166,985,529	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	305	$162,080,067	97.1%
Second Home	10	4,905,462	2.9
Total:	315	$166,985,529	100.0%

Purpose	Count	Balance	Percent
Purchase	140	$73,994,471	44.3%
CashOut Refinance	102	52,582,997	31.5
RateTerm Refinance	73	40,408,061	24.2
Total:	315	$166,985,529	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	24	$13,332,373	8.0%
Full Documentation	143	75,174,738	45.0
Full/Alter Doc	82	42,440,352	25.4
Income Verification	2	1,448,622	0.9
No Documentation	57	30,984,151	18.5
Stated Income VOA	7	3,784,262	2.3
Total:	315	$167,164,499	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	314	$166,812,995	99.8%
Y	1	351,504	0.2
Total:	315	$167,164,499	100.0%

Interest Only	Count	Balance	Percent
N	174	$90,881,579	54.4%
Y	141	76,103,950	45.6
Total:	315	$166,985,529	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	301	$161,368,123	96.6%
OLTV > 80 and Insured	14	5,617,407	3.4
Total:	315	$166,985,529	100.0%

Servicer	Count	Balance	Percent
Countrywide	95	$52,021,365	31.1%
National City Mortgage	89	46,224,614	27.7
IndyMac	11	7,011,807	4.2
Washington Mutual	120	61,906,713	37.0
Total:	315	$167,164,499	100.0%

Stats
Count: 236
Current Balance: $94,638,916
Average Current Balance: $401,012
Gross Weighted Average Coupon: 4.334%
Net Weighted Average Coupon: 4.073%
Weighted Average Expense Rate: 0.261%
Weighted Average Expense Rate - after Reset: 0.270%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 74.57%
Margin: 2.714%
Net Margin: 2.444%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.977%
Lifetime Cap: 5.091%
Maximum Interest Rate: 9.425%
Months to Next Roll: 58
FICO Score: 740
Max Zip Code Percentage: 3.816%

ARM Type	Count	Balance	Percent
5/1s or 5/6s	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	28	$4,414,331	4.7%
$200,000.01 to $350,000.00	70	19,143,238	20.2
$350,000.01 to $500,000.00	81	33,279,475	35.2
$500,000.01 to $650,000.00	40	22,920,558	24.2
$650,000.01 to $800,000.00	8	5,815,775	6.1
$800,000.01 to $950,000.00	3	2,669,472	2.8
$950,000.01 to $1,100,000.00	5	4,994,601	5.3
$1,400,000.01 to $1,550,000.00	1	1,404,410	1.5
Total:	236	$94,641,859	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$210,380	0.2%
2.750% to 2.999%	2	349,392	0.4
3.000% to 3.249%	1	209,294	0.2
3.250% to 3.499%	2	854,851	0.9
3.500% to 3.749%	3	798,281	0.8
3.750% to 3.999%	10	3,830,471	4.0
4.000% to 4.249%	36	17,010,646	18.0
4.250% to 4.499%	84	32,520,802	34.4
4.500% to 4.749%	97	38,857,742	41.1
Total:	236	$94,641,859	100.0%

Age	Count	Balance	Percent
0 to 2	219	$88,140,844	93.1%
3 to 5	14	5,454,771	5.8
6 to 8	3	1,046,244	1.1
Total:	236	$94,641,859	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	7	$5,319,700	5.6%
50.001% to 60.000%	12	5,549,485	5.9
60.001% to 70.000%	22	10,623,752	11.2
70.001% to 75.000%	10	6,079,065	6.4
75.001% to 80.000%	179	65,134,609	68.8
80.001% to 85.000%	1	395,255	0.4
85.001% to 90.000%	2	860,000	0.9
90.001% to 95.000%	3	679,993	0.7
Total:	236	$94,641,859	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	7	$5,319,700	5.6%
50.001% to 60.000%	12	5,549,485	5.9
60.001% to 70.000%	24	11,430,148	12.1
70.001% to 75.000%	10	6,186,562	6.5
75.001% to 80.000%	177	64,220,716	67.9
80.001% to 85.000%	1	395,255	0.4
85.001% to 90.000%	2	860,000	0.9
90.001% to 95.000%	3	679,993	0.7
Total:	236	$94,641,859	100.0%

FICO Score	Count	Balance	Percent
600 to 649	1	$343,263	0.4%
650 to 699	41	15,251,261	16.1
700 to 749	88	33,275,636	35.2
750 to 799	102	44,006,767	46.5
800 to 849	4	1,764,932	1.9
Total:	236	$94,641,859	100.0%

First Payment Year	Count	Balance	Percent
2004	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

States	Count	Balance	Percent
AL	1	$716,576	0.8%
AZ	7	1,930,825	2.0
CA	95	39,311,032	41.5
CO	4	1,415,610	1.5
CT	3	1,968,755	2.1
DC	6	1,695,000	1.8
FL	21	7,245,218	7.7
GA	8	2,036,323	2.2
IA	1	150,000	0.2
IL	7	2,538,182	2.7
KS	1	629,591	0.7
KY	1	209,294	0.2
MA	4	2,125,334	2.2
MD	8	3,139,210	3.3
MI	2	878,162	0.9
MN	6	3,118,354	3.3
MO	4	1,246,797	1.3
NC	6	2,610,226	2.8
NE	1	235,229	0.2
NJ	4	1,613,758	1.7
NV	3	1,260,798	1.3
NY	8	6,693,443	7.1
OH	6	1,090,951	1.2
OR	2	398,705	0.4
PA	2	1,375,716	1.5
SC	5	1,591,601	1.7
TX	1	743,775	0.8
VA	13	4,293,067	4.5
WA	6	2,380,328	2.5
Total:	236	$94,641,859	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94550	6	$3,611,796	3.8%
32561	9	3,564,577	3.8
10128	3	3,404,410	3.6
92154	7	2,837,057	3.0
94568	3	1,539,315	1.6
11937	2	1,458,868	1.5
20005	5	1,374,440	1.5
02114	2	1,280,000	1.4
92673	2	1,159,100	1.2
92108	3	1,141,380	1.2
Other	194	73,270,917	77.4
Total:	236	$94,641,859	100.0%

Index	Count	Balance	Percent
1 Year CMT	215	$83,936,865	88.7%
1 Year Libor	17	8,523,888	9.0
6 Months Libor	4	2,181,106	2.3
Total:	236	$94,641,859	100.0%

Margin	Count	Balance	Percent
2.250%	14	$6,750,938	7.1%
2.750%	222	87,890,921	92.9
Total:	236	$94,641,859	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	4	$2,181,106	2.3%
2.000%	232	92,460,753	97.7
Total:	236	$94,641,859	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	219	$86,061,737	90.9%
6.000%	17	8,580,123	9.1
Total:	236	$94,641,859	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	3	$559,772	0.6%
8.000% to 8.499%	3	1,064,145	1.1
8.500% to 8.999%	13	4,628,752	4.9
9.000% to 9.499%	117	47,663,198	50.4
9.500% to 9.999%	83	32,145,870	34.0
10.000% to 10.499%	3	1,868,250	2.0
10.500% to 10.999%	14	6,711,872	7.1
Total:	236	$94,641,859	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

Delinquency	Count	Balance	Percent
Current	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

Balance	Count	Balance	Percent
Conforming	90	$20,787,279	22.0%
Non - Conforming	146	73,854,580	78.0
Total:	236	$94,641,859	100.0%

Property Type	Count	Balance	Percent
Single Family	163	$68,221,298	72.1%
Condominium	71	25,378,427	26.8
Planned Unit Development	2	1,039,190	1.1
Total:	236	$94,638,916	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	212	$86,469,485	91.4%
Second Home	24	8,169,431	8.6
Total:	236	$94,638,916	100.0%

Purpose	Count	Balance	Percent
Purchase	208	$81,480,050	86.1%
RateTerm Refinance	22	10,435,506	11.0
CashOut Refinance	6	2,723,360	2.9
Total:	236	$94,638,916	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	85	$30,997,561	32.8%
Full Documentation	144	59,945,329	63.3
Income Verification	3	1,944,457	2.1
No Documentation	4	1,754,513	1.9
Total:	236	$94,641,859	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	236	$94,641,859	100.0%
Total:	236	$94,641,859	100.0%

Interest Only	Count	Balance	Percent
Y	180	$69,513,711	73.5%
N	56	25,125,204	26.5
Total:	236	$94,638,916	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	230	$92,703,668	98.0%
OLTV > 80 and Insured	6	1,935,248	2.0
Total:	236	$94,638,916	100.0%

Servicer	Count	Balance	Percent
Countrywide	14	$6,750,938	7.1%
IndyMac	17	8,580,123	9.1
Wells Fargo	205	79,310,798	83.8
Total:	236	$94,641,859	100.0%

Stats
Count: 352
Current Balance: $186,879,808
Average Current Balance: $530,909
Gross Weighted Average Coupon: 4.647%
Net Weighted Average Coupon: 3.932%
Weighted Average Expense Rate: 0.714%
Weighted Average Expense Rate - after Reset: 0.714%
Original Term: 360
Remaining Term: 357
Age: 3
Original Loan-to-Value Ratio: 69.71%
Margin: 2.303%
Net Margin: 1.589%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.647%
Months to Next Roll: 81
FICO Score: 735
Max Zip Code Percentage: 2.706%

ARM Type	Count	Balance	Percent
7/1s	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	4	$625,950	0.3%
$200,000.01 to $350,000.00	22	7,219,979	3.9
$350,000.01 to $500,000.00	188	78,864,694	42.2
$500,000.01 to $650,000.00	81	46,966,300	25.1
$650,000.01 to $800,000.00	22	15,473,970	8.3
$800,000.01 to $950,000.00	8	6,852,985	3.7
$950,000.01 to $1,100,000.00	16	15,949,301	8.5
$1,100,000.01 to $1,250,000.00	4	4,737,252	2.5
$1,250,000.01 to $1,400,000.00	3	4,085,750	2.2
$1,400,000.01 to $1,550,000.00	3	4,486,580	2.4
$1,550,000.01 to $1,700,000.00	1	1,600,000	0.9
Total:	352	$186,862,760	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$140,000	0.1%
3.500% to 3.749%	2	1,647,079	0.9
3.750% to 3.999%	18	8,058,776	4.3
4.000% to 4.249%	22	10,547,829	5.6
4.250% to 4.499%	27	14,144,365	7.6
4.500% to 4.749%	115	63,695,406	34.1
4.750% to 4.999%	110	59,274,563	31.7
5.000% to 5.249%	32	18,139,837	9.7
5.250% to 5.499%	16	7,008,789	3.8
5.500% to 5.749%	6	2,831,181	1.5
5.750% to 5.999%	3	1,374,935	0.7
Total:	352	$186,862,760	100.0%

Age	Count	Balance	Percent
0 to 2	211	$116,288,184	62.2%
3 to 5	111	57,202,506	30.6
6 to 8	2	1,210,145	0.6
9 to 11	21	9,436,022	5.0
12 to 14	7	2,725,903	1.5
Total:	352	$186,862,760	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	30	$16,479,411	8.8%
50.001% to 60.000%	32	17,929,933	9.6
60.001% to 70.000%	93	49,802,308	26.7
70.001% to 75.000%	35	20,693,168	11.1
75.001% to 80.000%	158	80,496,144	43.1
85.001% to 90.000%	2	747,702	0.4
90.001% to 95.000%	2	714,094	0.4
Total:	352	$186,862,760	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	32	$17,697,368	9.5%
50.001% to 60.000%	32	17,586,797	9.4
60.001% to 70.000%	92	49,150,984	26.3
70.001% to 75.000%	36	21,226,254	11.4
75.001% to 80.000%	156	79,739,561	42.7
85.001% to 90.000%	2	747,702	0.4
90.001% to 95.000%	2	714,094	0.4
Total:	352	$186,862,760	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$342,711	0.2%
600 to 649	7	3,422,757	1.8
650 to 699	55	27,482,301	14.7
700 to 749	146	80,489,607	43.1
750 to 799	139	73,879,182	39.5
800 to 849	4	1,246,203	0.7
Total:	352	$186,862,760	100.0%

First Payment Year	Count	Balance	Percent
2003	30	$13,372,070	7.2%
2004	322	173,490,690	92.8
Total:	352	$186,862,760	100.0%

States	Count	Balance	Percent
AL	1	$417,922	0.2%
AR	1	380,773	0.2
AZ	2	932,519	0.5
CA	192	104,609,395	56.0
CO	9	6,289,539	3.4
CT	8	3,522,211	1.9
DE	1	538,000	0.3
FL	6	4,425,551	2.4
GA	5	2,399,061	1.3
HI	1	732,850	0.4
IL	18	8,835,511	4.7
MA	22	9,951,565	5.3
MD	3	1,292,025	0.7
MI	1	1,484,972	0.8
MN	5	2,157,340	1.2
MO	3	1,879,105	1.0
NC	4	1,891,396	1.0
NJ	7	3,644,273	2.0
NM	2	1,043,346	0.6
NV	5	2,489,679	1.3
NY	7	3,179,319	1.7
OH	1	146,650	0.1
OK	1	430,757	0.2
OR	3	1,315,477	0.7
PA	7	3,835,542	2.1
SC	1	1,000,000	0.5
TN	2	1,698,216	0.9
TX	3	1,249,977	0.7
UT	1	433,891	0.2
VA	18	7,550,895	4.0
WA	10	5,796,052	3.1
WI	1	903,211	0.5
WY	1	405,740	0.2
Total:	352	$186,862,760	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	7	$5,062,058	2.7%
90272	3	2,759,000	1.5
92660	2	2,083,476	1.1
91604	4	2,064,085	1.1
91302	2	2,014,108	1.1
92253	2	1,898,062	1.0
94010	2	1,840,648	1.0
92026	3	1,835,458	1.0
92603	3	1,729,431	0.9
90064	3	1,666,300	0.9
Other	321	163,910,133	87.7
Total:	352	$186,862,760	100.0%

Index	Count	Balance	Percent
1 Year CMT	36	$17,099,700	9.2%
1 Year Libor	316	169,763,060	90.8
Total:	352	$186,862,760	100.0%

Margin	Count	Balance	Percent
2.250%	311	$167,131,415	89.4%
2.750%	41	19,731,345	10.6
Total:	352	$186,862,760	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	1	$140,000	0.1%
8.500% to 8.999%	20	9,705,855	5.2
9.000% to 9.499%	49	24,692,194	13.2
9.500% to 9.999%	225	122,969,969	65.8
10.000% to 10.499%	48	25,148,626	13.5
10.500% to 10.999%	9	4,206,116	2.3
Total:	352	$186,862,760	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Delinquency	Count	Balance	Percent
Current	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Balance	Count	Balance	Percent
Conforming	8	$1,802,458	1.0%
Non - Conforming	344	185,060,302	99.0
Total:	352	$186,862,760	100.0%

Property Type	Count	Balance	Percent
Single Family	209	$107,914,866	57.7%
Planned Unit Development	111	64,604,001	34.6
Condominium	31	13,708,553	7.3
Two-to-Four Family	1	652,388	0.3
Total:	352	$186,879,808	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	335	$177,982,979	95.2%
Second Home	16	8,409,329	4.5
Investment	1	487,500	0.3
Total:	352	$186,879,808	100.0%

Purpose	Count	Balance	Percent
Purchase	158	$85,507,446	45.8%
RateTerm Refinance	125	62,760,784	33.6
CashOut Refinance	69	38,611,579	20.7
Total:	352	$186,879,808	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	69	$37,308,577	20.0%
Full Documentation	123	67,659,708	36.2
No Documentation	160	81,894,475	43.8
Total:	352	$186,862,760	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	352	$186,862,760	100.0%
Total:	352	$186,862,760	100.0%

Interest Only	Count	Balance	Percent
Y	189	$103,801,690	55.5%
N	163	83,078,118	44.5
Total:	352	$186,879,808	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	348	$185,417,710	99.2%
OLTV > 80 and Insured	4	1,462,099	0.8
Total:	352	$186,879,808	100.0%

Servicer	Count	Balance	Percent
Countrywide	322	$173,490,690	92.8%
Wells Fargo	30	13,372,070	7.2
Total:	352	$186,862,760	100.0%

Stats
Count: 271
Current Balance: $150,726,645
Average Current Balance: $556,187
Gross Weighted Average Coupon: 5.444%
Net Weighted Average Coupon: 5.192%
Weighted Average Expense Rate: 0.252%
Weighted Average Expense Rate - after Reset: 0.377%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 68.03%
Margin: 2.275%
Net Margin: 1.899%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.444%
Months to Next Roll: 119
FICO Score: 734
Max Zip Code Percentage: 1.692%

ARM Type	Count	Balance	Percent
10/1s	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	20	$6,868,276	4.6%
$350,000.01 to $500,000.00	113	47,319,668	31.4
$500,000.01 to $650,000.00	79	46,067,303	30.6
$650,000.01 to $800,000.00	30	21,634,511	14.4
$800,000.01 to $950,000.00	12	10,617,800	7.0
$950,000.01 to $1,100,000.00	13	12,955,423	8.6
$1,100,000.01 to $1,250,000.00	2	2,334,526	1.5
$1,250,000.01 to $1,400,000.00	1	1,348,557	0.9
$1,400,000.01 to $1,550,000.00	1	1,498,396	1.0
Total:	271	$150,644,461	100.0%

Current Rate	Count	Balance	Percent
4.250% to 4.499%	3	$1,695,379	1.1%
4.500% to 4.749%	4	2,627,613	1.7
4.750% to 4.999%	28	15,545,266	10.3
5.000% to 5.249%	61	32,379,602	21.5
5.250% to 5.499%	50	27,526,796	18.3
5.500% to 5.749%	33	20,241,159	13.4
5.750% to 5.999%	50	28,860,659	19.2
6.000% to 6.249%	24	12,452,222	8.3
6.250% to 6.499%	13	7,094,043	4.7
6.500% to 6.749%	2	838,396	0.6
6.750% to 6.999%	2	953,678	0.6
7.000% to 7.249%	1	429,648	0.3
Total:	271	$150,644,461	100.0%

Age	Count	Balance	Percent
0 to 2	268	$148,684,869	98.7%
3 to 5	3	1,959,592	1.3
Total:	271	$150,644,461	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	32	$17,182,697	11.4%
50.001% to 60.000%	33	21,769,086	14.5
60.001% to 70.000%	53	30,477,762	20.2
70.001% to 75.000%	37	19,110,988	12.7
75.001% to 80.000%	113	60,917,721	40.4
85.001% to 90.000%	2	788,413	0.5
90.001% to 95.000%	1	397,794	0.3
Total:	271	$150,644,461	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	34	$17,912,131	11.9%
50.001% to 60.000%	32	21,385,449	14.2
60.001% to 70.000%	53	31,128,633	20.7
70.001% to 75.000%	36	18,114,319	12.0
75.001% to 80.000%	113	60,917,721	40.4
85.001% to 90.000%	2	788,413	0.5
90.001% to 95.000%	1	397,794	0.3
Total:	271	$150,644,461	100.0%

FICO Score	Count	Balance	Percent
600 to 649	8	$3,352,644	2.2%
650 to 699	44	24,447,328	16.2
700 to 749	111	59,594,970	39.6
750 to 799	102	58,946,692	39.1
800 to 849	6	4,302,827	2.9
Total:	271	$150,644,461	100.0%

First Payment Year	Count	Balance	Percent
2004	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

States	Count	Balance	Percent
AZ	4	$2,036,079	1.4%
CA	178	102,403,802	68.0
CO	3	1,393,062	0.9
CT	3	1,347,412	0.9
FL	7	3,911,918	2.6
GA	1	374,599	0.2
HI	1	669,176	0.4
ID	1	399,611	0.3
IL	5	2,906,166	1.9
KY	1	599,328	0.4
MA	3	1,164,635	0.8
MD	6	2,506,320	1.7
ME	1	499,502	0.3
MN	2	826,280	0.5
MT	1	635,236	0.4
NC	1	749,119	0.5
NJ	12	6,114,453	4.1
NV	1	554,407	0.4
NY	10	5,658,868	3.8
OK	1	478,637	0.3
OR	1	648,284	0.4
PA	2	1,202,211	0.8
RI	1	499,490	0.3
SC	2	1,045,214	0.7
TX	5	3,176,763	2.1
UT	1	711,308	0.5
VA	9	3,678,225	2.4
WA	7	3,866,031	2.6
WI	1	588,324	0.4
Total:	271	$150,644,461	100.0%

Top 10 Zipcodes	Count	Balance	Percent
90272	4	$2,549,920	1.7%
91381	4	2,393,370	1.6
90274	3	2,351,751	1.6
93012	3	2,076,457	1.4
94526	3	1,886,030	1.3
92024	3	1,848,163	1.2
92127	2	1,574,227	1.0
93441	1	1,498,396	1.0
92130	2	1,410,625	0.9
95125	2	1,362,622	0.9
Other	244	131,692,899	87.4
Total:	271	$150,644,461	100.0%

Index	Count	Balance	Percent
1 Year CMT	7	$2,867,365	1.9%
1 Year Libor	264	147,777,095	98.1
Total:	271	$150,644,461	100.0%

Page 25 of 28

Margin	Count	Balance	Percent
2.250%	255	$143,742,746	95.4%
2.750%	15	6,503,920	4.3
3.625%	1	397,794	0.3
Total:	271	$150,644,461	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	3	$1,695,379	1.1%
9.500% to 9.999%	32	18,172,879	12.1
10.000% to 10.499%	111	59,906,398	39.8
10.500% to 10.999%	83	49,101,818	32.6
11.000% to 11.499%	37	19,546,265	13.0
11.500% to 11.999%	4	1,792,074	1.2
12.000% to 12.499%	1	429,648	0.3
Total:	271	$150,644,461	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Delinquency	Count	Balance	Percent
Current	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Balance	Count	Balance	Percent
Non - Conforming	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Property Type	Count	Balance	Percent
Single Family	168	$92,192,040	61.2%
Planned Unit Development	82	47,742,921	31.7
Condominium	20	10,241,684	6.8
Two-to-Four Family	1	550,000	0.4
Total:	271	$150,726,646	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	258	$143,448,076	95.2%
Second Home	10	5,302,591	3.5
Investment	3	1,975,978	1.3
Total:	271	$150,726,646	100.0%

Purpose	Count	Balance	Percent
Purchase	144	$83,343,707	55.3%
RateTerm Refinance	79	42,537,724	28.2
CashOut Refinance	48	24,845,214	16.5
Total:	271	$150,726,646	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	60	$31,673,590	21.0%
Full Documentation	81	47,815,162	31.7
No Documentation	130	71,155,709	47.2
Total:	271	$150,644,461	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Interest Only	Count	Balance	Percent
Y	165	$96,450,610	64.0%
N	106	54,276,036	36.0
Total:	271	$150,726,646	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	268	$149,539,953	99.2%
OLTV > 80 and Insured	3	1,186,693	0.8
Total:	271	$150,726,645	100.0%

Servicer	Count	Balance	Percent
Countrywide	271	$150,644,461	100.0%
Total:	271	$150,644,461	100.0%

Stats
Count: 122
Current Balance: $55,361,878
Average Current Balance: $453,786
Gross Weighted Average Coupon: 6.225%
Net Weighted Average Coupon: 5.943%
Weighted Average Expense Rate: 0.282%
Weighted Average Expense Rate - after Reset: 0.282%
Original Term: 356
Remaining Term: 324
Age: 32
Original Loan-to-Value Ratio: 69.65%
Margin: 2.461%
Net Margin: 2.179%
Initial Periodic Cap: 3.665%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.129%
Maximum Interest Rate: 11.368%
Months to Next Roll: 32
FICO Score: 716
Max Zip Code Percentage: 1.947%

ARM Type	Count	Balance	Percent
SEA	122	$55,569,945	100.0%
Total:	122	$55,569,945	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$6,345	0.0%
$200,000.01 to $350,000.00	16	5,026,729	9.0
$350,000.01 to $500,000.00	74	30,535,286	54.9
$500,000.01 to $650,000.00	21	11,937,288	21.5
$650,000.01 to $800,000.00	6	4,315,911	7.8
$800,000.01 to $950,000.00	3	2,782,386	5.0
$950,000.01 to $1,100,000.00	1	966,000	1.7
Total:	122	$55,569,945	100.0%

Current Rate	Count	Balance	Percent
3.750% to 3.999%	1	$255,367	0.5%
5.000% to 5.249%	7	3,590,727	6.5
5.250% to 5.499%	2	640,267	1.2
5.500% to 5.749%	3	1,351,572	2.4
5.750% to 5.999%	16	6,745,706	12.1
6.000% to 6.249%	22	10,337,514	18.6
6.250% to 6.499%	30	14,710,157	26.5
6.500% to 6.749%	21	9,378,922	16.9
6.750% to 6.999%	16	6,733,987	12.1
7.000% to 7.249%	1	387,310	0.7
7.250% to 7.499%	3	1,438,415	2.6
Total:	122	$55,569,945	100.0%

Age	Count	Balance	Percent
21 and up	122	$55,569,945	100.0%
Total:	122	$55,569,945	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	16	$7,032,090	12.7%
50.001% to 60.000%	7	3,288,019	5.9
60.001% to 70.000%	20	9,375,714	16.9
70.001% to 75.000%	21	10,582,832	19.0
75.001% to 80.000%	50	22,378,893	40.3
80.001% to 85.000%	3	1,049,936	1.9
85.001% to 90.000%	5	1,862,461	3.4
Total:	122	$55,569,945	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	18	$7,720,355	13.9%
50.001% to 60.000%	6	2,829,218	5.1
60.001% to 70.000%	26	12,668,999	22.8
70.001% to 75.000%	25	12,277,195	22.1
75.001% to 80.000%	40	17,464,127	31.4
80.001% to 85.000%	3	1,091,310	2.0
85.001% to 90.000%	4	1,518,741	2.7
Total:	122	$55,569,945	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$333,009	0.6%
550 to 599	1	255,367	0.5
600 to 649	18	7,964,665	14.3
650 to 699	30	13,231,259	23.8
700 to 749	34	16,126,611	29.0
750 to 799	33	15,932,314	28.7
800 to 849	5	1,726,720	3.1
Total:	122	$55,569,945	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$255,367	0.5%
2001	81	37,183,705	66.9
2002	40	18,130,872	32.6
Total:	122	$55,569,945	100.0%

States	Count	Balance	Percent
AZ	6	$2,355,149	4.2%
CA	41	19,516,562	35.1
CO	5	2,185,383	3.9
DC	3	1,745,091	3.1
DE	1	394,220	0.7
FL	10	3,981,557	7.2
GA	2	815,163	1.5
IL	5	2,436,989	4.4
IN	1	450,988	0.8
LA	2	828,387	1.5
MD	2	1,089,721	2.0
MI	9	4,396,872	7.9
NC	4	1,744,738	3.1
NE	1	302,346	0.5
NM	1	937,956	1.7
NV	3	1,424,024	2.6
NY	2	949,039	1.7
OH	3	1,529,742	2.8
PA	2	654,959	1.2
SC	4	1,740,224	3.1
TX	4	2,051,382	3.7
UT	1	255,367	0.5
VA	5	2,224,902	4.0
WA	3	801,904	1.4
WI	1	384,484	0.7
WY	1	372,795	0.7
Total:	122	$55,569,945	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60015	2	$1,076,964	1.9%
90254	2	1,015,535	1.8
94062	1	966,000	1.7
94010	2	946,523	1.7
87506	1	937,956	1.7
95121	1	928,371	1.7
48138	2	924,341	1.7
90049	1	916,059	1.6
95076	2	809,835	1.5
34105	2	785,626	1.4
Other	106	46,262,734	83.3
Total:	122	$55,569,945	100.0%

Index	Count	Balance	Percent
1 Year CMT	49	$23,307,170	41.9%
1 Year Libor	73	32,262,775	58.1
Total:	122	$55,569,945	100.0%

Margin	Count	Balance	Percent
2.250%	73	$32,262,775	58.1%
2.750%	49	23,307,170	41.9
Total:	122	$55,569,945	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	52	$24,599,736	44.3%
5.000%	70	30,970,209	55.7
Total:	122	$55,569,945	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	122	$55,569,945	100.0%
Total:	122	$55,569,945	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	106	$48,452,423	87.2%
6.000%	16	7,117,522	12.8
Total:	122	$55,569,945	100.0%

Max Rate	Count	Balance	Percent
10.000% to 10.499%	9	$4,230,994	7.6%
10.500% to 10.999%	14	5,943,542	10.7
11.000% to 11.499%	45	21,732,219	39.1
11.500% to 11.999%	40	17,320,097	31.2
12.000% to 12.499%	10	4,694,760	8.4
12.500% to 12.999%	3	1,201,917	2.2
13.000% to 13.499%	1	446,416	0.8
Total:	122	$55,569,945	100.0%

Months to Roll	Count	Balance	Percent
1 to 6	15	$6,671,105	12.0%
7 to 36	81	36,904,466	66.4
37 to 60	22	9,938,906	17.9
85 to 120	4	2,055,467	3.7
Total:	122	$55,569,945	100.0%

Delinquency	Count	Balance	Percent
Unknown	122	$55,569,945	100.0%
Total:	122	$55,569,945	100.0%

Balance	Count	Balance	Percent
Conforming	7	$2,080,543	3.7%
Non - Conforming	115	53,489,402	96.3
Total:	122	$55,569,945	100.0%

Property Type	Count	Balance	Percent
Single Family	81	$37,013,060	66.9%
Planned Unit Development	20	8,900,050	16.1
Condominium	17	7,607,463	13.7
Two-to-Four Family	4	1,841,306	3.3
Total:	122	$55,361,878	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	108	$49,210,571	88.9%
Second Home	10	4,665,083	8.4
Investment	4	1,486,224	2.7
Total:	122	$55,361,878	100.0%

Purpose	Count	Balance	Percent
RateTerm Refinance	48	$22,477,586	40.6%
Purchase	46	20,056,493	36.2
CashOut Refinance	28	12,827,799	23.2
Total:	122	$55,361,878	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	3	$824,684	1.5%
Income Verification	41	18,151,152	32.7
Missing	78	36,594,109	65.9
Total:	122	$55,569,945	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	122	$55,569,945	100.0%
Total:	122	$55,569,945	100.0%

Interest Only	Count	Balance	Percent
N	122	$55,361,878	100.0%
Total:	122	$55,361,878	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	114	$52,446,623	94.7%
OLTV > 80 and Uninsured	8	2,915,255	5.3
Total:	122	$55,361,878	100.0%

Servicer	Count	Balance	Percent
Countrywide	1	$255,367	0.5%
ABN	13	6,640,095	11.9
Bank of America	73	32,262,775	58.1
Bank One	35	16,411,708	29.5
Total:	122	$55,569,945	100.0%